ECO PLANET CORP.

93 S Jackson St, #34786

Seattle, WA 98104-2818

Tel: 888 375 8633

Fax: 866 885 5653

March 29, 2012

Via Edgar

Mara L Ransom

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Eco Planet Corp.
Registration Statement on Form S-1
Originally Filed January 23, 2012
File No. 333-179130

Dear Ms. Ransom:

Eco-Planet Corp., acknowledges receipt of the letter dated March 21, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1. We note your response to comment one of our letter to you dated February 16, 2012. In light of your response, please revise your prospectus to disclose, if true, that you do not have any plans to engage in a merger or acquisition with any entity in the future. Additionally, please disclose in the prospectus your belief that you are not a blank check company.

Response: Revised. Please see Amended Draft.

2. Please revise your prospectus to disclose that you are a shell company. In this regard, we note your response to comment two of our letter to you dated February 16, 2012. Specifically, we note the addition to your registration statement of the disclosure regarding your discussions with a potential light bulb supplier. Additionally, we note that:

  your only assets continue to consist of $19,980 in cash and $4,500 in deferred offering costs;

  you have no revenues and no contracts or agreements with customers or suppliers;

and

  your business activity appears to have been limited to raising initial capital from your officers and directors, researching your business model, entering into discussions with a light bulb supplier and filing a registration statement.

Rule 405 of the Securities Act defines a shell company as a registrant that has "no or nominal operations" and "assets consisting solely of cash and cash equivalents." In light of the facts above and the definition of a shell company founded in Rule 405, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Response: Revised. We have revised our disclosure to indicate that we are not a shell company. We have listed additional suppliers with which supply terms have been negotiated and we note that many such transactions are not done by contract but rather by purchase order. We are, however, prepared to make those orders if we are able to raise at least 25% of the proposed funds pursuant to this S-1. Please see Amended Draft.

Risk Factors, page 6

3. We note your response to comment seven of our letter to you dated February 16, 2012. In light of your shell company status, as previously requested, please add a risk factor to your registration statement addressing the risks associated with your status as a shell company.

Response: We have not added such a risk factor as we do not believe we are a shell company and have further revised our disclosure statement to demonstrate that fact.

Use of Proceeds, page 13

4. We note your response to comment ten of our letter to you dated February 16, 2012, and your revised disclosure. As you have now eliminated the 35% minimum offering amount, please revise and update your use of proceeds disclosure to reflect the sale of 20% rather than 35% of the maximum offering amount.

Response: Revised. Please note that the company will utilize cash on hand in the event that not 100% of the funds sought are raised and additional funds are required to meet the use of proceeds. Please see Amended Draft.

Business, page 20

5. We note your new disclosure about your website (www.eco-p.org). We further note that there is an existing website at www.ecoplanet.com that appears to offer services and products that might overlap with those that you intend to offer. Please tell us whether this website is related to your activities or otherwise affiliated with your company or its founders. If there is no such connection, please tell us what consideration, if any, you gave to the existence of this website and whether it presents any risks for you (e.g. with respect to intellectual property rights, competition, marketplace confusion).

Response: We have added a risk factor to account for this and we have revised our disclosure to account for www.ecoplanet. com which we do not believe will create an issue for the company. Our site is geared to energy and water saving products. Please see Amended Draft.

Marketing strategy, page 24

6. We note your response to comment 18 of our letter to you dated February 16, 2012, and your revised disclosure. Please further revise your business disclosure to add a subsection identifying the countries in which you will market and hope to sell your products. In this regard, we note that the market information you provide beginning on page 21 appears to focus on the United States, and on page 24 you indicate that you might engage in marketing in Israel via the local press and on page 26 you state in the context of a regulatory discussion that Israel is your initial target market. See Item 101(h)(4)(i) of Regulation S-K. Government Regulations and Industry Standards, page 26

Response: We have revised our disclosure to explain why US market information has been utilized when the initial target market is Israel. Revised. Please see Amended Draft.

7. We note your response to comment 22 of our letter to you dated February 16, 2012. Specifically, we note your disclosure of risks related to operating on the Internet in paragraphs one, three, four and five of the Government Regulations and Industry Standards subsection beginning on page 26. Please move these paragraphs to the Risk Factors section of your prospectus revising and using subheadings as appropriate.

Response: We have moved the paragraphs as requested with appropriate subheadings. Please see Amended Draft.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/

Elka Yaron

President

cc:	Dietrich King
Daniel Leslie